Mail Stop 6010

December 21, 2007

Richard S. Collins
Senior Chief Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166

> **Re:** **MetLife, Inc.**
> **Definitive Proxy Statement**
> **Filed March 26, 2007**
> **File No. 001-015787**

Dear Mr. Collins:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by January 4, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.  We note your response to prior comment 5. In future filings, as applicable, please discuss and analyze how the total compensation that you provided to your named executive officers compared to the data you analyzed from the comparator groups, including where total compensation actually fell within the targeted range. To the extent total compensation deviated from the targeted range, please discuss why.

2.  We note your response to prior comment 7. Your disclosure on page 32 under "Annual Incentive Awards" indicates that the formula for determining the maximum dollar amount available under the AVIP awards consisted of two performance measures, operating earnings and return on equity, and that the formula establishes several threshold levels of operating earnings and return on equity. Your disclosure on page 44 under "Non-Equity Incentive Plan Awards" indicates that the named executive officers were entitled to awards in amounts up to established percentages of net operating income. It is not clear from your current disclosure how the performance measures described on page 32 relate to the percentages described on page 44. In your future filings, please provide your investors with clear and informative disclosure regarding how the formula for

your AVIP awards is implemented and how the formula translated into the percentages and amounts such as those currently disclosed on page 44.  Provide hypothetical examples of the how the formula operates, if appropriate.  Disclose the operating earnings and return on equity levels that were required to be achieved in order to reach each level in the formula.

3. We note your response to prior comment 8.  Please confirm that your future filings will include, to the extent applicable, substantive analysis and insight into how the actual amount paid out under the Annual Variable Incentive Plan to each named executive officer was determined.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney